BEFORE THE UNITED STATES SECURITIES EXCHANGE COMMISSION

THE SOUTHERN COMPANY                |                FILE NO. 70-8725
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                THE SOUTHERN COMPANY'S OPPOSITION TO THE "MOTION
             OF THE CAMPAIGN FOR A PROSPEROUS GEORGIA TO INTERVENE,
          AND REQUEST FOR DENIAL OF APPLICATION OR, IN THE ALTERNATIVE,
                 REQUEST FOR A PUBLIC HEARING AND OTHER ACTION"
                 ----------------------------------------------

         The Southern Company ("Southern") hereby responds to the Motion Of The Campaign For A Prosperous Georgia ("CPG") To Intervene, And Request For Denial Of Application Or, In The Alternative, Request For Public Hearing And Other Action. Southern requests that the Securities and Exchange Commission (the "Commission") deny CPG's Motion in its entirety and approve Southern's pending Application, as amended.

         In its Application, Southern is requesting action by the Commission under applicable provisions of the Public Utilities Holding Company Act of 1935, as amended ("PUHCA" or the "Act") and rules thereunder, including Rule 53(c), that would allow Southern to utilize the proceeds of previously authorized common stock sales, unsecured borrowings and guarantees to finance future investments in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") as defined in Sections 32 and 33 of the Act. If the Application is approved, Southern could utilize the proceeds of such securities issuances for such purpose in an aggregate amount at any time outstanding which, when added to Southern's "aggregate investment" (as defined in Rule 53(a)(1)) in



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Exempt Companies, would not exceed the greater of $4 billion in excess of the amounts previously authorized, or 175% of Southern's "consolidated retained earnings," which is defined in Rule 53(a)(1) as the average of the consolidated retained earnings for the most recent four quarters, as reported on Form 10-K and Form 10-Q.

         CPG asserts an interest and seeks to intervene in this proceeding as a consumer organization. It opposes Southern's Application on five principal grounds. Specifically, CPG contends that: (1) Southern does not satisfy the standards set forth in Rule 53(b)(3); (2) the Commission may not approve Southern's Application because the Commission has not yet promulgated regulations regarding FUCO transactions; (3) Rule 53 does not allow financings and acquisitions above the level of 100% of consolidated retained earnings; (4) the Commission is required to review each individual EWG or FUCO investment for which the proceeds of the financing transactions are to be used; and (5) the proposed financings present "potential" harms to consumers. These contentions are addressed in order below.

I. The Commission Is Authorized To Approve Southern's Application Pursuant To Subsection (c) Of Rule 53 And The Energy Policy Act, Notwithstanding CPG's Assertions Concerning Subsection (b) Of Rule 53
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         CPG contends that the Commission may not authorize the investment of the proceeds of Southern Company financings in EWGs and FUCOs unless the Application meets the standards set forth in Rule 53(b). Referring to those standards, CPG also asserts that Southern's "huge losses" in FUCOs preclude approval. The entire premise of CPG's argument is incorrect as a matter of law and presents no grounds to deny the Application.

         Contrary to CPG's implication that the provisions of Rule 53(b) must be satisfied by every applicant, Rule 53(b) is only part of the safe harbor


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provision established in subsections (a) and (b) of Rule 53. Specifically, Rule
53(b) provides that even if an applicant meets the requirements of Rule 53(a), the safe harbor provision is unavailable if any of the conditions set forth in Rule 53(b) exist. Rule 53(c), on the other hand, sets forth the standards that an applicant must meet if it does not meet the requirements of the safe harbor established in Rules 53(a) and (b). See Rule 53(c).

         Pursuant to Rule 53(c), an applicant that is unable to satisfy the requirements of Rules 53(a) and (b) "must affirmatively demonstrate" that its proposal "(1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers." Southern's Application addresses these requirements of Rule 53(c) in a thorough fashion and CPG has not contested Southern's demonstration. For example, CPG presents no challenge to Southern's demonstration that (a) Southern maintains structural separation between its investment obligations pertaining to EWGs and FUCOs and its public-utility subsidiaries, (b) Southern diversifies its use of the proceeds of financings to make investments in EWGs and FUCOs, (c) Southern maintains prudent methods of risk management and mitigation, and (d) Southern maintains a financing program that is consistent with a reasonable capital structure. This showing is consistent with the Commission's decisions applying subsection (c) of Rule 53. See Central and Southwest, HCAR No. 26653 (July 24, 1997); American Electric Power, HCAR No. 26864 (April 27, 1998); Cinergy Corp., HCAR No. 26848 (March 23, 1998); The Southern Company, HCAR No. 26501 (April 1, 1996). Based upon Southern's demonstration that it meets the heightened scrutiny required by 53(c), the Commission may grant the requested authorization consistent with Rule 53 even if the financing Southern proposed does not satisfy the requirements of Rule 53(a) or 53(b).

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         Apparently recognizing this fact, CPG falls back on an argument that the heightened standard of Rule 53(c) requires Commission scrutiny of each possible use of the financing proceeds to invest in EWGs and FUCOs in advance of such use instead of applying the standards of Rule 53(c) to the proposed financing of EWGs and FUCOs as contemplated by the Rule. As demonstrated below in Section IV, CPG's argument is baseless. The Commission satisfies its statutory obligation by requiring heightened scrutiny pursuant to Rule 53(c) when any of the conditions of Rule 53(a) or 53(b) -- the safe harbor provision -- are not satisfied. Because Southern's program for investment of the proceeds of its financings in EWGs and FUCOs meets the heightened scrutiny standard, CPG has failed to present any grounds to deny the Application.

      Moreover, CPG's claim that Southern does not satisfy the conditions of Rule 53(b) is meritless. Southern has never in any fiscal year reported operating losses attributable to its investments in EWGs or FUCOs exceeding an amount equal to 5% of consolidated retained earnings, the condition imposed by Rule 53(b)(3). CPG manufactures its claim by adding together (a) the goodwill associated with the CEPA acquisition, (b) the goodwill associated with the SWEB transaction, (c) a tax payment made by SWEB, and (d) asset write-downs at two separate FUCOs in South America. Neither the goodwill recognized in the CEPA acquisition nor the goodwill recognized in the SWEB transaction represents an operating loss. 1 Moreover, a tax payment is not an operating loss. As is shown in Southern's Application, which CPG simply ignores and in no respect contests,

1 CPG appends to its pleading Note 14 excerpted from Southern's audited Annual Report showing that these amounts are properly recorded as assets pursuant to Generally Accepted Accounting Principles.


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Southern's investments in EWGs and FUCOs have made a positive contribution to earnings during each fiscal year Southern has exercised authority conferred under Rule 53(c). This statement holds true for the current year and the years during which the "losses" alleged by CPG occurred.

         In sum, Southern's Application demonstrates that Southern has successfully invested proceeds from financing transactions in EWGs and FUCOs in an amount that exceeds 50% of its consolidated retained earnings and is rapidly approaching 100% of consolidated retained earnings. Accordingly, Southern no longer satisfies the conditions of Rule 53(a). Therefore, Southern must meet the heightened standard of subsection (c) of Rule 53. Even if CPG could identify an element of subsection (b) of Rule 53 that Southern does not satisfy, such an issue would be rendered moot by Southern's demonstration that it meets the heightened scrutiny requirements of Rule 53(c).

II. Federal Law Provides That The Commission Is Authorized To Approve Southern's Application Even In The Absence Of Regulations Regarding
         FUCO Acquisitions
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         CPG contends that the Commission may not approve Southern's Application because the Commission has not yet promulgated certain regulations regarding
FUCO transactions pursuant to Section 33 of PUHCA. The express language of PUHCA and applicable Supreme Court authority demonstrate that this contention is baseless.

         The fact that the Commission has not promulgated the regulations that CPG desires under Section 33 of PUHCA concerning FUCOs does not prohibit the Commission from approving Southern's Application. Section 33 expressly provides that "as of October 24, 1992" (the date of enactment of the Section), registered holding companies shall be permitted to acquire or invest in FUCOs "without the

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need to apply for, or receive approval from the Commission." 15 U.S.C. ss.
79(z)-5b(c)(1). Although this Section also states that "[t]he Commission shall promulgate rules or regulations regarding registered holding companies' acquisition of interests in foreign utility companies," the Commission has not yet chosen to do so.2 Accordingly, unless and until the Commission chooses to promulgate FUCO regulations, it cannot be disputed that the express language of
Section 33 authorizes holding companies, such as Southern, to acquire or invest in foreign utility companies without prior Commission approval.

         PUHCA also makes clear that the use of proceeds from a securities transaction for the purpose of financing FUCO acquisitions remains subject to the jurisdiction of the Commission. Section 33(c)(2). Rather than promulgating a rigid rule specifically dealing with securities financings relating to FUCOs, the Commission previously has decided to review those financings on a case-by-case basis guided by the criteria set forth in Rule 53 for EWGs. HCAR No. 26501 (April 1, 1996). The rationale for that decision, as the Commission has explained, is that "[a]lthough foreign utility operations raise unique issues for the administration of the Act, we believe that the relevant considerations are generally those identified in Section 32(h)(6), relating to the preservation of capital for domestic utility operations, the effect of foreign utility company investments upon the daily operations of the domestic utility subsidiaries, and the possible effect upon domestic ratepayers." Id.; see also HCAR Nos. 25757, 26501. Rule 53, of course, addresses the considerations identified in Section 32(h)(6).

 2 Unlike Section 32 regarding EWGs, Section 33 does not require the SEC to promulgate regulations regarding FUCOs within a certain period of time, or provide that the SEC may only act in accordance with such regulations. Instead,
 Section 33 gives the SEC the authority to promulgate rules or regulations, but does not limit the SEC's authority to review applications such as Southern's in the absence of such rules or regulations.


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         CPG previously has conceded the appropriateness of the Commission's application of Rule 53(c) to an application relating to FUCOs. See CPG v. SEC, Brief of CPG in Support of Emergency Motion for Stay, pp. 19-20 n.18 (stating that " . . . CPG accepts the SEC's determination that EWG and FUCO financing should be governed by the same investor/consumer protection standards."); CPG v. SEC, 149 F.3d 1282, 1284 n.1 (11th Cir. 1998) (stating that "Rule 53 discusses only financings related to EWGs, but the SEC has consistently applied the rule to FUCO financings, as well, and the parties do not question that application.") CPG cannot now complain about a procedure that it previously has acknowledged is correct.

         In addition, the United States Supreme Court has held that the exact procedure currently followed by the Commission is not only permissible, but appropriate. In SEC v. Chenery Corp., 332 U.S. 194 (1947), the Supreme Court reviewed the Commission's actions with respect to an application for approval of a reorganization plan under PUHCA. The Court rejected petitioner's contention that the Commission's action was prohibited because it had not previously promulgated a rule addressing the situation, and the Court "refused" to hold that the Commission's failure "to promulgate a general rule withdrew all power from that agency to perform its statutory duty in this case." Id. at 201-02. Noting, among other things, that "the agency may not have had sufficient experience with a particular problem to warrant rigidifying a tentative judgment into a hard and fast rule," the Court held that "[t]he agency must retain power to deal with the problems on a case-by-case basis if the administrative process is to be effective. . . . And the choice made between proceeding by general rule or by individual, ad hoc litigation is one that lies primarily in the informed judgment of the administrative agency." Id. at 202-03. Accordingly, the Commission is authorized to deal with applications for authority to use financing proceeds for investment in FUCOs on an individualized basis, and employ that process with respect to Southern's Application.


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         Finally, contrary to the CPG's contention, the Commission's consideration of Southern's Application for authority to issue and sell or guarantee securities for use in investment in EWGs or FUCOs falls squarely within the Commission's scope of expertise. As the D.C. Circuit noted in upholding the Commission's determination of the requirements for the safe harbor under Rule 53, the Commission has nearly sixty years experience in the administration of PUHCA. National Ass'n of Regulatory Commr's v. SEC, 63 F.3d 1123, 1128 (D.C. Cir. 1995) (hereinafter "NARUC"). While the Commission might have had limited experience with FUCOs at the time of its rulemaking nearly six years ago, it is and always has been qualified to regulate the issue and sale or guarantee of securities for such investments, which is its role with respect to Southern's Application.

         For these reasons, the Commission is authorized and qualified to approve Southern's Application even in the absence of regulations regarding FUCO acquisitions.

III. Neither PUHCA Nor Rule 53 Limits Investment Of The Proceeds Of Securities Financing Transactions In EWGs And FUCOs To 100%
         ----------------------------------------------------------------

         In an effort to find some way to discredit Southern's Application, CPG also contends that Rule 53 does not allow financings and acquisitions of EWGs and FUCOs above the level of 100% of the applicant's consolidated retained earnings. Conspicuously absent from CPG's argument is any legal support for its position. In fact, there is nothing in Rule 53 that would in any way limit investment of the proceeds of EWG and FUCO financings to the level of 100% of consolidated retained earnings.

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

         The only place that a retained earnings limitation on investment of financing proceeds is mentioned in Rule 53 is the portion of the safe harbor provision described in Rule 53(a). See Rule 53(a). Specifically, that part of the safe harbor provision allows for proposed EWG and FUCO financings that (among other requirements) "would not exceed 50% of [the applicant's] consolidated retained earnings." Rule 53(a). Proposed financings that do not fall within the safe harbor of Rule 53(a) -- such as Southern's current proposal -- are subject to scrutiny under Rule 53(c). Rule 53(c) does not in any way provide for a consolidated retained earnings measure for proposed financings. Instead, Rule 53(c) requires that an applicant who cannot satisfy the requirements of the safe harbor:

                  (c) ... must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator:
                  (1) Will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and
                  (2) Will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

Rule 53(c).

         Accordingly, once an applicant is outside the safe harbor, the Commission fulfills its obligation by undertaking a two-part inquiry under Rule 53(c). Specifically, the Commission must determine (1) whether the proposed financing transaction will have a substantial adverse impact upon the financial integrity of the registered holding company system, and (2) whether the proposed financing transaction will have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers. As the Commission previously has explained, once the Commission is obligated to apply the


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standards of Rule 53(c), the consolidated retained earnings of the applicant is no longer determinative:

         What CPG fails to recognize is that the Commission considered a retained earnings cushion appropriate where a safe harbor was being applied, and where the Commission thus would not consider other aspects of the holding company's financial condition. Where, as here, the Commission did consider those other aspects, and concluded that Southern was financially strong, the retained earnings cushion ceased to be of determinative importance.

CPG v. SEC, Brief of Respondent Securities and Exchange Commission, pp. 41-42.3 Simply put, if the Commission had intended financing transactions outside the safe harbor to be limited to 100% of the consolidated retained earnings of the applicant, it would have provided so in Rule 53(c). It did not.

         CPG's argument is based on the backwards reasoning that, since the safe harbor relies in part on a 50% consolidated retained earnings measure, transactions outside the safe harbor (a) must also use a consolidated retained earnings measure, and (b) must be capped at the level of 100% of consolidated retained earnings. Such a construction defies logic, contradicts the plain language of PUHCA and Rule 53, and ignores the Commission's clear explanation on this issue previously given to CPG.


 3 The provisions of PUHCA that govern the issuance and sale of securities by registered holding companies, and specifically those provisions that govern the issuance and sale of securities by registered holding companies for the purpose of financing EWG and FUCO acquisitions and investments, also do not in any way limit financing investments to 100% of consolidated retained earnings. See PUHCA Sections 7(d)(1), 7(d)(2), 7(d)(5), 32 and 33.


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IV.      Rule 53 Does Not Require The Commission To Review The Underlying
         Investments And Acquisitions Made With The Proceeds From Securities Financing Transactions Investments And Acquisitions Made With The Proceeds From
         ---------------------------------------------

         CPG argues that Rule 53(c) requires heightened scrutiny by the Commission not only with respect to the proposed sale, issuance or guarantee of a security for the purpose of financing EWG or FUCO acquisitions, but also with respect to each individual EWG or FUCO investment for which the proceeds of the financing transaction are to be used. (CPG Motion, p. 22). Under CPG's theory, the Commission would be unable to approve a securities financing transaction unless and until Southern identified specific EWG or FUCO investments that it wished to make with the proceeds therefrom. This purported interpretation of Rule 53(c) ignores the express language of the rule itself, the statutory purposes of PUHCA that the Commission harmonized in promulgating the rule, and the Commission's long-standing statements that Rule 53 pertains only to securities financings.

         CPG's interpretation of Rule 53(c) conflicts with the plain language of
Section 32, which reflects Congress's intent that the Commission regulate only the issuance and sale or guarantee of securities for the purpose of financing EWG investments, and not the particular investment itself. Section 32(g) provides that "[n]otwithstanding any provision of [the Act], a registered holding company shall be permitted, (without the need to apply for or receive approval from the Commission, and otherwise without condition under [the Act]) to acquire and hold the securities, or an interest in the business, of one or more exempt wholesale generators." 15 U.S.C. ss. 79z-5a(g) (emphasis added).
Section 32(h) further provides that the Commission may exercise jurisdiction over, among other things, "the issuance and sale of a security by a registered holding company for purposes of financing the acquisition of an [EWG]" and "the guarantee of securities of an [EWG] by a registered holding company." 15 U.S.C. ss. 79z-5a(h) (emphasis added). Section 32 thus permits registered holding


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companies to invest in EWGs without Commission approval, and permits Commission oversight only over the issuance and sale or guarantee of securities for the purpose of financing such investments.4

         The Commission's interpretation of Rule 53(c), unlike CPG's, follows the dictates of Sections 32 by providing for heightened scrutiny of only the issuance and sale or guarantee of securities for the purpose of financing EWG or FUCO acquisitions, and not the merits of any particular EWG or FUCO investment. CPG's interpretation of Rule 53(c), which would require the Commission to scrutinize each and every EWG and FUCO investment, seeks to require the Commission to exercise regulatory authority over the substantive merits of such investment decisions that is rejected by the express language of Section 32.

         In short, under CPG's interpretation of Rule 53(c), the Commission would be forced to substitute its business judgment for that of the registered holding company by assessing the wisdom of individual EWG or FUCO investments outside the safe harbor. As Section 32 makes clear, Congress did not intend such a result. Rather, the Commission's only duty under Section 32 and Rule 53(c) is to ensure that a registered holding company is in a financial position to issue and sell or guarantee securities for use in EWG or FUCO investments without any

4 Similarly,
Section 33(c)(1) of the Act, governing FUCO acquisitions, states that:


    Notwithstanding any provision of [PUHCA] except as otherwise provided under this section, a registered holding company shall be permitted as of the date of enactment of this section (without the need to apply for, or receive approval from the Commission) to acquire and hold the securities or an interest in the business, of one or more foreign utility companies.


Section 33(c)(1) (emphasis added).


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substantial adverse impact upon the financial integrity of the holding company or adverse impact upon its utility subsidiaries, ratepayers or the ability of State commissions to protect such utility subsidiaries and ratepayers.

         Additionally, CPG's interpretation of Rule 53(c) directly contradicts and frustrates the purpose of the Act to facilitate holding company investment in EWGs and FUCOs. Under CPG's interpretation of Rule 53(c), a utility holding company would be forced to seek Commission approval for each particular investment in any EWG or FUCO, after the company had cumulatively invested in EWGs and FUCOs in an amount exceeding 50% of its consolidated retained earnings. This interpretation of Rule 53(c) would require a full blown Commission review of the particular investment after the utility holding company had determined that it is prepared to make the investment. Because the uncertainties and delays inherent in the financing approval process and fluctuating market conditions during the review would make such investments significantly less attractive both to holding companies and to the EWGs and FUCOs in which they seek to invest, the interpretation suggested by CPG would act to chill holding company investments in EWGs and FUCOs. That result is directly contrary to the Act's goal of facilitating holding company investment in EWGs and FUCOs.

         In effect, CPG's interpretation of Rule 53(c) would force a registered holding company that wishes to invest in an EWG or FUCO outside the safe harbor provision to make a Hobson's choice. The company could seek and obtain approval from the Commission to issue securities for a particular transaction prior to reaching an acquisition agreement and run the risk that it will never be able to reach an agreement to make that acquisition. Alternatively, the company could enter into a binding agreement to make an acquisition, then seek Commission approval, and run the risk that it will not obtain approval to issue securities to make the acquisition. Neither of these choices advance either the statutory

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goal of facilitating investments by registered holding companies in EWGs and
FUCOs or the statutory goal of protecting utility subsidiaries and their customers from the risks of such increased investments.

         As the Commission has noted, CPG's interpretation also conflicts with Rule 53(c) itself, which states that an applicant that does not fall within the safe harbor "must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator" will not have a prohibited adverse effect. Rule 53(c) (emphasis added); see also CPG v. SEC, Brief of Respondent Securities and Exchange Commission, p. 27). Nowhere does this provision require the identification of any particular investment underlying the financing transaction proposed by the applicant.

     In an effort to bolster its argument, CPG cites prior statements by the Commission as "support" for the proposition Rule 53(c) requires heightened scrutiny of each underlying individual investment made pursuant to a securities financing transaction. A close examination of the excerpts on which CPG relies, however, reveals no such support for its claim.

         First, CPG points to language from the Commission Order adopting Rule 53 for the assertion that, by using the term "transaction" when describing its review under Rule 53, the Commission intended to require review of the specific underlying investment decisions in a securities financing transaction. Even a cursory reading of the Commission's Order, however, demonstrates that this was not the case. Quite the contrary, as the Commission previously has explained, the Commission's Order makes clear that the term "transaction" referred to the issuance or sale of a security by a holding company for the purpose of financing the acquisition of an EWG:

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          *    The Energy Policy Act affirms the Commission's jurisdiction over certain EWG-related transactions. Commission approval is required, for example, before a registered holding company can issue securities to finance the acquisition of an EWG or guarantee securities issued by an EWG. 58 Fed. Reg. 51,489 (emphasis added)

          *    The Commission today is adopting a rule that creates a partial
               safe harbor for EWG financings.   Rule 53 describes the
               circumstances in which the issue or sale of a security for purposes of financing the acquisition of an EWG, or the guarantee of a security of an EWG, will be deemed not to have a substantial adverse impact on the financial integrity of the registered holding-company system. Id. at 51,490 (emphasis added)

          * An applicant that is unable to rely upon the safe harbor must demonstrate that the transaction will not have a substantial adverse impact upon system financial integrity. In addition, the applicant must demonstrate that the transaction will not adversely affect the system utilities, their ratepayers and the ability of state commissions to protect utilities and consumers. Id. at 51,491 (emphasis added)

          * Rule 53 attempts to ensure that, following an EWG financing, the system will remain strong and healthy, with sufficient resources for its core utility operations. Any transaction that would cause a system to fall short of this standard will be subject to review under a more stringent standard. Id. (emphasis added)

          * Rather than attempt to provide an exhaustive list of financing transactions that could be considered to have a substantial adverse impact on the financial integrity of a registered holding company system, the Commission is using a safe harbor approach to define the conditions under which a financing transaction would not be considered to have a substantial adverse impact. Id. (emphasis added)

See CPG v. SEC, Brief of Respondent Securities and Exchange Commission, p. 28. Nowhere in the Order did the Commission indicate an intention or desire to review the individual particular investments or acquisitions underlying a proposed issuance, sale or guarantee of a security.

         Second, CPG attempts to rely on other language from that same Order where the Commission explained that it had rejected a case-by-case analysis of all investments for the safe harbor provision on the ground that such an approach "would raise substantial obstacles and procedural complexities, [and]


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contradict[] the apparent legislative intent to facilitate EWG investments." 58
Fed. Reg. 51493. CPG claims that the fact that this language appeared in the comments regarding the safe harbor provision should be construed as meaning that the Commission intended to apply a case-by-case scrutiny of individual investments that fell outside the safe harbor. This claim, however, is rebutted by the Commission's comments regarding Rule 53(c) in the same Order, which made no mention of such a case-by-case analysis of proposed investments. See id. at 51500. Instead, the Commission merely stated that Rule 53(c) requires a company to affirmatively demonstrate that the proposed financing transaction -- not the proposed investment -- meets the requirements established by the Rule. Id.

         Moreover, CPG's analysis assumes that the only alternative to a case-by-case scrutiny of individual investments was the safe harbor provision. Thus, under CPG's version of logic, since Rule 53(c) does not involve a safe harbor, it must involve case-by-case scrutiny of individual EWG or FUCO investments. Obviously, this is not the case. As the Commission previously has noted, the adopting release for Rule 53 did not purport to describe the universe of alternative approaches for review of securities financing transactions, and a review of financing transactions outside the safe harbor could take many different forms not limited to the investment-specific review advanced by CPG. (CPG v. SEC, Brief of Respondent Securities and Exchange Commission, p. 33). Simply put, if the Commission had intended Rule 53(c) to require scrutiny of particular individual investments, it would have merely stated so in the rule rather than requiring a convoluted interpretation of a procedure that was considered, and rejected, by the Commission. Id.

         Third, CPG seeks to rely upon a footnote from the Commission's brief to the D.C. Circuit Court of Appeals in NARUC v. SEC, 63 F.3d 1123 (D.C. Cir.
1995),  in which the Commission stated that only transactions outside the safe

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harbor are relegated  to a  "case-by-case analysis." CPG contends that the
"transactions" to which the Commission referred in its NARUC brief are the individual EWG or FUCO investments made through financing transactions that fall outside the safe harbor. This claim is refuted, however, by the Commission's NARUC brief as a whole, in which the Commission repeatedly stated its position that its scrutiny under Rule 53 is limited to the proposed issuance and sale or guarantee of securities, and does not extend to the merits of any particular investment. For example, on the page after the footnote cited by CPG, the Commission stated: "To repeat a point made above, Section 32(h) only authorized the Commission to regulate the issuance, sale or guarantee of certain securities. The merits of the substantive decision to make an investment in an EWG are no longer within the Commission's oversight authority." (NARUC, Brief of the SEC, p. 36 n.29). On the following page, the Commission again stated that "the Commission's mandate under [Section 32(h)] is confined to reviewing the propriety of the financing of the acquisition." Id. at 37. Finally, the Commission expressly recognized that, under Section 32, its jurisdiction extended only to the issuance and sale of securities for use in investment in EWGs, and not to a registered holding company's investments in EWGs themselves. Id. at 12. Accordingly, in the footnote from the Commission's brief cited by CPG, and elsewhere in the Commission's brief in NARUC, the "transaction" subject to case-by-case analysis, like the "proposed financing transaction" referred to in the Commission Order by which Rule 53 was promulgated, is the "proposed issue and sale of a security . . . or the guarantee of a security." (Rule 53(c)). See also CPG v. SEC, Brief of Respondent Securities and Exchange Commission, pp. 34-35 & n.28.

          Because CPG's purported interpretation of Rule 53 ignores (and, in fact, contradicts) the plain language of the rule itself, the statutory purpose of PUHCA and the Commission's consistent statements that Rule 53 requires review of only securities financings, it should be rejected summarily.

V. CPG's Speculation And Quarrels With The Energy Policy Act Present No Grounds For A Hearing On Southern's Application
         ---------------------------------------------------------------------

         In its Application, Southern has demonstrated that the proposed securities financing transactions will not have a substantial adverse impact upon the financial integrity of the registered holding company system and will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers. In a last-ditch effort to derail Southern's Application, CPG identifies a short list of "potential" harms that "may" arise as a result of the proposed financings and investment in EWGs and FUCOs, including allegations regarding possible foreign losses, potential decreased holding company earnings, potential increased costs of capital, potential lower quality of service for operating subsidiaries, and possible harms to domestic utility competition. CPG's parade of horribles is nothing but speculation and conjecture, and provides no grounds to deny or conduct a hearing on Southern's Application.

         CPG's complaint here appears to be that Southern does not provide complete assurance that there will never be any risk of harm from EWG and FUCO investments. As the Commission previously has recognized, CPG's position calls for a level of certainty that could never be provided: "The only way to ensure against any possibility that subsidiaries will feel any effects from holding company losses in EWGs and FUCOs is to prohibit such investments entirely, a result that would of course thwart Congress's decision to permit the investments. In order to avoid defeating the statutory purpose through an unreasonably restrictive interpretation, the Commission does not require holding companies to show with absolute (and unachievable) certainty that losses will not occur or that subsidiaries will not suffer some increase in their cost of capital as a result, but only that sufficient steps to prevent both losses and adverse consequences for the subsidiaries have been taken." CPG v. SEC, Brief of Respondent Securities and Exchange Commission, pp. 43-44. Indeed, when the Energy Policy Act was debated by Congress, Senator Wallop explained: "Of course, where the operating company enters into a contract with an EWG, there may be some possibility of an effect on the rating of debt by rating agencies, and there may be normal commercial risks regarding contractual terms. It is not the intent to preclude all risk, but rather to assure that the relationship between the registered company and the EWG does not increase the risks that otherwise are borne in the ordinary course of business, nor to transfer those risks unreasonably to ratepayers." 138 Cong. Rec. S17615 (October 8, 1992). CPG is simply quarreling with the legislative decision that the benefits of allowing financing and investments in EWGs and FUCOs outweigh the risks. CPG has not contested Southern's showing that its EWG and FUCO investments are structurally separate from its public utility investments, that it diversifies those investments, that it uses prudent methods of risk management and mitigation, and that it maintains a reasonable capital structure. In addition, CPG ignores the fact that Southern's investments in EWGs and FUCOs pursuant to the expanded authority conferred by the Commission on April 1, 1996 have in each fiscal year made a positive contribution to Southern's earnings.

         Southern is not required to affirmatively disprove CPG's unsupported, unsubstantiated and speculative allegations regarding the "potential" harms that may befall consumers as a result of the proposed securities financing transactions. Indeed, the Commission previously has held that "[a] hypothetical supposition does not establish a cause for hearing." Entergy Corporation, et al., HCAR No. 25718, 53 SEC Docket 350 (Dec. 28, 1992). What Southern can do, and has done in its Application, is provide the Commission with evidence demonstrating that it takes abundant precautions to identify and eliminate or mitigate the "potential" risks associated with investment in EWGs and FUCOs.

VI.      Conclusion.

         In analyzing a request for a hearing, the Commission must determine whether the proponent of the hearing has raised any significant issue of fact or law that is relevant to the findings that PUHCA requires the Commission to make. See Environmental Action, Inc. v. SEC, 895 F.2d 1255, 1265-66
(9th Cir.  1990);  Wisconsin's Environmental  Decade,  Inc. v. SEC, 882
F.2d 523, 526 (D.C. Cir. 1989). The burden is on the proponent of the hearing to "make an adequate proffer of evidence to support" an allegation of disputed facts to justify a hearing; it "cannot rely on bald or conclusory allegations that such a dispute exists." See The Southern Company, HCAR No. 26211
(Dec. 30, 1994), 58 SEC Docket 1471 at 1481, citing City of New Orleans v. SEC, 969 F.2d 1163, 1167 n.6 (D.C. Cir. 1993); Entergy Corp., et al., HCAR No. 25952
(Dec. 17, 1993). CPG falls well short of this burden. It fails to raise any disputed issue of law or fact that is relevant Southern's Application, choosing instead to rely on baseless legal arguments and speculative allegations of "potential" harm. As the Commission has recognized, the matters addressed by CPG are not grounds for conducting a hearing or denying Southern's Application. Accordingly, the Commission should grant Southern's Application and deny CPG's request for a hearing.

 Respectfully submitted,


                                         TROUTMAN SANDERS LLP



                                        /s/John D. McLanahan
                                        JOHN D. McLANAHAN
                                        600 Peachtree Street, N.E.
                                        Suite 5200, NationsBank Plaza
                                        Atlanta, Georgia 30308-2216
                                        (404) 885-3000

                                        Attorneys for Applicant
                                        The Southern Company

                             CERTIFICATE OF SERVICE

         I, John D. McLanahan, hereby certify that I have this day served a true and correct copy of the foregoing by United States mail, postage prepaid, to:

         Robert A. Jablon
         Peter J. Hopkins
         Matthew W. Ward
         Spiegel & McDiarmid
         Suite 1100
         1350 New York Avenue, NW
         Washington, DC  20005-4798

         This 5th day of April, 1999.



                                                 /s/ John D. McLanahan
                                                 John D. McLanahan